

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 4, 2011

Mr. Jimmy Chow Chun Man, Chief Financial Officer
China Enterprises Limited
Unit 3101, 31st Floor, Bank of America Tower
12 Harcourt Road, Central
Hong Kong

> **RE: China Enterprises Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2008**
> **Form 6-K filed December 3, 2010**
> **File No. 1-12126**

Dear Mr. Man:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief